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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*


                           T & W FINANCIAL CORPORATION
                           ---------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   87215N 10 7
                                 (Cusip Number)

                                 Charles W. Dent
                           T & W Financial Corporation
                                  P.O. Box 3028
                              Federal Way, WA 98063
                                 (253) 922-5164
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(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to each subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 87215N 10 7                      13D                 PAGE 2 OF 4 PAGES
---------------------                                          -----------------

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1       NAME OF REPORTING PERSON
        Michael A. Price
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ###-##-####
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)
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3       SEC USE ONLY
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4       SOURCE OF FUNDS
        PF
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5       CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
        ITEMS 2(d) OR
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
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NUMBER OF SHARES   7     SOLE VOTING POWER
  BENEFICIALLY           4,787,780
                   -------------------------------------------------------------
  OWNED BY EACH    8     SHARED VOTING POWER
    REPORTING
                   -------------------------------------------------------------
   PERSON WITH     9     SOLE DISPOSITIVE POWER
                         4,787,780
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,787,780
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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14      TYPE OF REPORTING PERSON*
        IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER

Title of Class of Equity Securities:  Common Stock of  T&W Financial Corporation

Name and Address of Principal Executive Offices of the Issuer:

        T&W Financial Corporation
        6416 Pacific Highway East
        Tacoma, WA  98424

ITEM 2.  IDENTITY AND BACKGROUND

        (a) Name of Person Filing: Michael A. Price

        (b) Business Address: 6416 Pacific Highway East, Tacoma, WA 98424

        (c ) Present Principal Occupation or Employment: Chief Executive Officer of T&W Financial Corporation, whose principal business is specialized commercial finance, and whose address is 6416 Pacific Highway East, Tacoma, WA 98424

        (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No.

        (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Exchange of Mr. Price's common stock of T&W Leasing, Inc. pursuant to a Restructuring Agreement dated as of September 30, 1997, the form of which has been previously filed with the Securities and Exchange Commission ("SEC") as
Exhibit 2.1 to T&W Financial Corporation's Form S-1 Registration Statement as filed with the SEC on August 20, 1997.

ITEM 4.  PURPOSE OF TRANSACTION

        Mr. Price is the founder, chairman of the board and chief executive officer of T&W Financial Corporation and intends to hold the securities of T&W Financial Corporation for investment purposes. Mr. Price may purchase additional shares of common stock of T&W Financial Corporation from time to time. Mr. Price may also determine to dispose of the shares of common stock of T&W Financial Corporation that he owns. Except as set forth herein, Mr. Price does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) Aggregate Number of Shares of Common Stock of T & W Financial Corporation beneficially owned: 4,787,780. This total includes 2,000,000 shares owned by Michael A. Price through the 1997 Price Family Limited Partnership. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities, subject to the community property laws of the State of Washington, where applicable.



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        Percentage of Common Stock of T&W Financial Corporation owned (based on
8,387,718 shares of common stock outstanding as of April 10, 1998): 57.08%.

        (b)    Sole Voting Power:             4,787,780
               Sole Dispositive Power:        4,787,780
               Shared Voting Power:                  -0-
               Shared Dispositive Power:             -0-

        (c)    Not Applicable

        (d)    Not Applicable

        (e)    Not Applicable


ITEM 6. CONTRACTS. ARRANGEMENTS. UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.   None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    04/16/98                                  /s/  MICHAEL A. PRICE
-----------------                   -------------------------------------
     (Date)                                        (Signature)

                                                   Michael A. Price
                                                      (Name)



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